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SEC FILE NUMBER 001-35471

CUSIP NUMBER 78636X105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

SAEXPLORATION HOLDINGS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

3333 8th Street SE, 3rd Floor

Address of Principal Executive Office (Street and Number)

Calgary Alberta, T2G 3A4

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NBSAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 was unable to be completed in time without unreasonable effort and expense to the Company, due to the complexity of certain accounting issues arising out of the Company’s business combination with the entity formerly known as SAExploration Holdings, Inc. (“Former SAE”). The business combination was completed on June 24, 2013, through the merger of Former SAE into a wholly owned subsidiary of the Company, with the wholly owned subsidiary surviving, as more fully described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2013. In addition, the Company needs additional time to evaluate certain transactions to ensure proper cut-off and accruals related to prior periods.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Brent Whiteley (Name)	(403) (Area Code)	776-1950 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the business combination, the historical financial statements of Former SAE became the financial statements of the Company. Based on the foregoing, the only significant change in results will be a reduction of revenue of $9.1 million from Q2 2012 to Q2 2013 based upon a certain contract in North America during Q2 2012 that contained an unusually high level of third-party revenue that is not typical of the Company’s operations in other geographies.

SAEXPLORATION HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2013	By:	/s/ Brent Whiteley
Brent Whiteley, Chief Financial Officer,
General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).